

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2013

Via E-mail
Cliff Blake
Chief Executive Officer, President, Secretary and Treasurer, Director
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Amendment No. 2 to Form S-1**
> **Filed April 11, 2013**
> **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We have considered your response to comment 1 from our letter dated February 11, 2013. We continue to believe that this offering by the selling shareholders is as an indirect primary offering by the company through the selling shareholders whose sales are designed to create a market in the company's securities given the size of this offering relative to the number of shares outstanding held by non-affiliates, the reasonably short period the selling shareholders have held the shares, and the nominal price paid for the shares. Therefore, please revise to fix the offering price of the shares for the duration of the offering.

The Offering, page 6

2. Please disclose the percentage of currently outstanding shares held by non-affiliates that the number of shares being registered represents.

Risk Factors, 6

The shares being offered by the company may be subject to resale restrictions…, page 12

3. We have considered your response to comment 3 from our letter dated February 11, 2013. The relevant definition in Rule 405 of a "business combination related shell company" is a shell company that is "[f]ormed by an entity that is not a shell company solely for the purpose of completing a business combination transaction (as defined in § 230.165(f)) among one or more entities other than the shell company, none of which is a shell company" (emphasis added). Moosewood Acquisition Corporation was not a "business combination related shell company" because the purpose of the business combination was to complete an acquisition of First Rate California and First Rate Nevada by the shell company, Moosewood Acquisition Corporation rather than to complete an acquisition among First Rate California, First Rate Nevada and Tiber Creek Corporation. Therefore, the registrant is the type of issuer to which Rule 144(i) applies. Moreover, the registrant does not currently meet the conditions of Rule 144(i)(2) because one year has not elapsed from the date the registrant filed current Form 10 information reflecting the registrant's status as no longer a shell company (i.e., filing current Form 10 information about the registrant reflecting the completion of its acquisition of First Rate California and First Rate Nevada). Please revise your risk factor disclosure regarding the resale restrictions imposed by Rule 144, particularly those in Rule 144(i). Also revise your disclosure under "Shares Eligible for Future Sale" on page 35 to discuss Rule 144(i).

Plan of Distribution, page 15

4. Please disclose in the prospectus the information you provided in response to comment 5 from our letter dated February 11, 2013.

The Company, page 26

Relationship with Tiber Creek Corporation, page 26

5. With a view to disclosure, please provide to us supplementally the information we requested in comment 7 from our letter dated February 11, 2013 regarding the registrant's promoters.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 30

Capital Resources, page 32

6. We refer to your statement that to date, the company has not suffered from a
    liquidity issue and that there are no currently anticipated liquidity issues which
    would pose a threat to the current business and operations. We note that during
    2011 and 2012 you reported a net use of cash flows from operations, borrowed
    $255,128 from a related party during 2012 and you received a going concern
    opinion from your auditors about your ability to generate sufficient cash flow
    from operations and/or obtain additional financing. In this regard, reconcile your
    statements with those issues mentioned above and revise to provide a complete
    and understandable picture of your sources of and uses for cash, your ability to
    meet existing and known or reasonably likely short- and long-term cash
    requirements including the promissory notes and explain why you have entered
    into a factoring facility of your accounts receivable.

7. We note that you received $255,128 in proceeds from promissory notes with a
    related party over the course of ten months during 2012. In this regard, please
    revise to delete the statement that you do not typically require financing from
    related parties for your operations as it conflicts with your disclosure. Please
    revise to describe the underlying reasons for each issuance and disclose known
    trends, events, demands, commitments and uncertainties, particularly where they
    are reasonably likely to have a current or future material impact on that company.

Discussion of Year Ended December 31, 2012, page 33

8. We refer to your discussion of operations and note that you attribute the year-
    over-year decrease in profitability primarily to increased professional fees. We
    note that operating expenses increased approximately 70% from $469,463 in 2011
    to $795,762; however, it appears that the increase in professional fees only
    accounts for 11% of the total increase and it is not clear how much of the change
    in operating expenses relates to workers' compensation and other employee
    benefits. Please revise to clearly disclose and quantify each material factor that
    contributed to the change in cost of sales and operating expenses and provide
    insight into the underlying business drivers or conditions that contributed to these
    changes.

9. You state that "operating fees from insurance" increased 22% from $278,495 in
    the year ended December 31, 2011 to $338,604 in the year ended December 31,
    2012. Revise to clarify the nature of "operating fees from insurance" and if the
    costs you refer to have been classified costs of revenue or operating expenses.

Management, page 34

10. We note your response to and reissue comment 12 from our letter dated February 11, 2013. Revise your disclosure to comply with each requirement under Item 401 of Regulation S-K. You should disclose principal occupations and employment during the past five years including the name and principal business of such employment. For example, we note conflicting disclosure with prior statements in the company's Form 8-K filed May 22, 2012, where you disclose that Mr. Blake was employed by Easy Staffing Services Company from 2007 to 2009 and was a founding principal of First Rate Staffing Inc. in 2009. Please reconcile these statements to provide full and clear disclosure.

For the Year Ended December 31, 2012 and 2011

Note 2. Basis of Presentation

Revenue Recognition, page 9

11. We note your response to and reissue comment 19 from our letter dated February 11, 2013. Revise your note disclosures to describe the accounting policy relating to your employee guarantee policy and non-billable events.

Exhibits

12. We note that you filed several exhibits in response to comment 13 from our letter dated February 11, 2013. Please also file the December 2012 promissory note agreement with Mr. Blake.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tony Patel, Esq.
        Lee Cassidy, Esq.